Attachment to Form 4
Note 5)

	On May 15, 2006, the Jandernoa Investment Group,
LLC (?JIG LLC?), of which Mr. Jandernoa is a member and the sole manager, entered into a Variable Prepaid
Stock Purchase Agreement (the ?Variable Prepaid
Agreement?), relating to one or more Tranches, for a total of up to 345,542 shares of Perrigo Company common stock. The Variable Prepaid Agreement constitutes a sales plan under Rule 10b5-1(c). The
Variable Prepaid Agreement provides that JIG LLC will deliver on June 19, 2009 (the ?Maturity Date?) in settlement of each Tranche, an aggregate number of shares of Perrigo Company common stock (or, at the option of JIG LLC, the cash equivalent of such shares) equal to the product of (i) the Base Amount of each Tranche and (ii) the Settlement Ratio of each Tranche, which will be determined as follows for Tranche No. 1, which consists of a Base Amount of 345,542 shares:

(a)	If the Settlement Price for Tranche No. 1 is
less than $19.7383 (?Upside Limit?) but
greater than $15.1833 (?Hedged Value?), the Settlement Ratio for Tranche No. 1 will be equal to the Hedged Value divided by the Settlement Price for Tranche No. 1;

(b)	If the Settlement Price for Tranche No. 1 is
equal to or greater than the Upside Limit, the Settlement Ratio for Tranche No. 1 will be equal to the sum of the Hedged Value divided by the Settlement Price for Tranche
No. 1 and a fraction, the numerator of which is equal to the difference between the Settlement Price for Tranche No. 1 and the
Upside Limit, and the denominator of which is equal to the Settlement Price for Tranche
No. 1; and

(c)	If the Settlement Price for Tranche No. 1 is
equal to or less than the Hedged Value, the Settlement Ratio for Tranche No. 1 will be one.

The Settlement Price is the amount obtained by dividing the Hedged Value by a fraction, the numerator of which is equal to the sum of the fractions obtained by dividing the Hedged Value by the relevant closing price of Perrigo common stock on each of the fifteen trading days preceding and including the Maturity
Date, and the denominator of which is equal to fifteen.

In consideration for the sale of these shares of common stock, the Variable Prepaid Agreement provides that the JIG LLC will receive $4,256,680.93 for Tranche No. 1.


Note 6)

	Immediately prior to the reported May 31, 2006 transactions, each of the Michael J. Jandernoa Trust and the Susan M. Jandernoa Trust held a voting interest equal to 1% of JIG LLC?s total membership interests and a non-voting interest equal to 47.5% of JIG LLC?s total membership interests. On May 31,
2006, each of the Michael J. Jandernoa Trust and the Susan M. Jandernoa Trust transferred as a bona fide gift to a trust, in which neither the reporting person nor any member of his immediate family sharing his household has any pecuniary interest (the ?Non-
Affiliate Trust?), a voting interest equal to 1% of JIG LLC?s total membership interests and a non-voting interest equal to 3.85% of JIG LLC?s total membership interests. Subsequently, also on May 31, 2006, each of the Michael J. Jandernoa Trust and the Susan M.
Jandernoa Trust, in a private transaction, sold all of its respective remaining membership interest in JIG to the Non-Affiliate Trust. Each of the Michael J.
Jandernoa Trust and the Susan M. Jandernoa Trust received proceeds of $1,642,300, paid in the form of a promissory note, for the trust?s respective interest in JIG LLC. JIG LLC continues to own the 345,542 shares of Perrigo Company common stock, subject to the Variable Prepaid Agreement, as of the date of this report, but the reporting person no longer has any pecuniary interest in these shares or in the Variable
Prepaid Agreement.